Filed Pursuant to Rule 424(b)(2)
Registration No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Debt Securities of UBS AG	$26,000,000	$2,979.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 28, 2012 (To Prospectus Supplement dated January 11, 2012 and Prospectus dated January 11, 2012)

INTEREST RATE STRUCTURED INVESTMENTS

UBS AG $26,000,000 Callable Range Accrual Notes Linked to 6-Month USD LIBOR and the Level of the S&P 500® Index due March 5, 2027

Medium-Term Notes, Series A

As further described below, the Callable Range Accrual Notes (the “notes”) are unsubordinated, unsecured debt obligations of UBS AG (“UBS”) with interest linked to both (i) 6-Month USD LIBOR (as defined herein) and (ii) the closing level of the S&P 500® Index (the “index”). The notes pay interest quarterly in arrears, which accrues at a rate of 6.50% per annum (the “base rate”) for each day during the relevant interest period on which both (i) 6-Month USD LIBOR is within a range of 0.00% to and including 6.00% (the “specified range”) and (ii) the index closes at or above 890 (the “index barrier”). The Issuer may, in its sole discretion, elect to redeem the notes in whole, but not in part, at a redemption price equal to the outstanding principal amount plus any accrued but unpaid interest to, but excluding, the date of redemption, on any interest payment date scheduled to occur on or after March 5, 2013. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment. Your note will not earn interest for any day on which either 6-Month USD LIBOR is outside the specified range or the closing level of the index is below the index barrier. Accordingly, the actual interest payable on your notes for any given interest period may be zero, and the return on your notes for any interest period or over the life of the notes could be significantly less than the base rate of 6.50% per annum or the return on a comparable debt instrument and may even be zero.

SUMMARY TERMS

Issuer:	UBS AG, Jersey Branch
Aggregate principal amount:	$26,000,000 May be increased prior to the settlement date but we are not required to do so.
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per note
Trade date:	February 28, 2012
Settlement date:	March 5, 2012 (4 business days after the trade date)
Maturity date:	March 5, 2027
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any, for the interest period ending on the maturity date.
Interest rate:

For each Interest Period: (x) 6.50% per annum times (y) n/N; where

♦     “n” = the total number of calendar days in the applicable interest period on which both (i) the LIBOR reference rate is within the specified range and (ii) the index closing level is greater than or equal to the index barrier; and

♦     “N” = the total number of calendar days in such interest period.

If on any calendar day during the term of the notes the LIBOR reference rate is outside of the specified range or the index closing level is less than the index barrier, interest will accrue at a rate of 0.00% per annum for that day.

Interest period:	Quarterly from (and including) an interest period end date (or the settlement date, in the case of the first interest period) to (but excluding) the next succeeding interest period end date (or the maturity date or any earlier optional redemption date, in the case of the final interest period).
Interest period end dates:	Quarterly; the 5th of each March, June, September and December, commencing on June 5, 2012
Interest payment dates:	Quarterly; the 5th of each March, June, September and December, commencing on June 5, 2012, subject to the business day convention
Day count convention:	30/360
Record dates:	The second business day immediately prior to the relevant interest payment date or optional redemption date.
Redemption at the option of the Issuer:	We may redeem your notes, in whole but not in part, at the redemption price set forth below, on any interest payment date commencing on or after March 5, 2013, provided that we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the interest payment date on which we so exercise will be referred to as the “optional redemption date”. If we exercise our redemption option, you will receive on the optional redemption date a redemption price of 100% of the principal amount of your notes plus any accrued and unpaid interest to but excluding the optional redemption date.
LIBOR reference rate:	6-Month USD LIBOR. Please see “Additional Provisions” beginning on page 2 below.
Specified range:	Greater than or equal to 0.00% and less than or equal to 6.00%
LIBOR reference rate cutoff:	The LIBOR reference rate for (i) with respect to any Saturday, Sunday or any other day which is not a business day will be the LIBOR reference rate for the immediately preceding business day and (ii) any day from and including the fifth business day prior to the related interest period end date for any interest period shall be the LIBOR reference rate as in effect for such fifth business day prior to such interest period end date.
Index:	The S&P 500® Index
Index closing level:	The daily closing level of the index. Please see “Additional Provisions” beginning on page 2 below.
Index barrier:	890
Index cutoff:	On any day during an interest period, the closing level of the index (or any successor index) on such day; provided that (i) the index closing level with respect to any Saturday, Sunday or any other day which is not a return period trading day will be the index closing level for the immediately preceding return period trading day, (ii) if a disrupted day with respect to the index occurs on any day the index closing level for such day will be the index closing level on the immediately preceding return period trading day on which no disrupted day has occurred, and (iii) the index closing level in effect on the fifth business day prior to any interest period end date will apply with respect to each subsequent day until and including such interest period end date.
Specified currency:	U.S. dollars
CUSIP/ISIN:	90261JJB0/US90261JJB08
Form of note:	Book-entry
Business day:	New York and London
Business day convention:	Following unadjusted
Agent:	UBS Securities LLC, a wholly-owned subsidiary of UBS AG
Calculation agent:	UBS AG, London Branch	Trustee:	U.S. Bank Trust National Association
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to Issuer
Per note	100.00%	3.00%	97.00%
Total	$26,000,000	$780,000	$25,220,000

(1)	UBS Securities LLC, acting as agent for UBS AG, will receive a fee of $30 per $1,000 principal amount of notes and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $30 for each $1,000 principal amount of notes that Morgan Stanley Smith Barney LLC sells. See “Supplemental Plan of Distribution.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities of UBS AG and are not FDIC insured.

The Issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

The notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page 8 of this pricing supplement and on page S-4 of the accompanying prospectus supplement for risks related to an investment in the notes.

Callable Range Accrual Notes Linked to 6-Month USD LIBOR and the Level of the S&P 500® Index due 2027

The Notes

The notes are medium-term notes issued by UBS AG. Interest is payable quarterly in arrears and accrues at the base rate for each day on which both (i) the LIBOR reference rate is within the specified range and (ii) the closing level of the index is at or above the index barrier, subject to the LIBOR reference rate and index cut-off provision. Any payment on the notes, including the payment of principal at maturity, is subject to the creditworthiness of UBS. The notes are senior unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations. We describe the basic features of the notes in the accompanying prospectus supplement and in “Description of Debt Securities We May Offer” in the accompanying prospectus.

You may access these documents on the SEC website at www.sec.gov as follows:

Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

Prospectus Supplement dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008911/d268249d424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “notes” refers to the Callable Range Accrual Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012, and references to the “accompanying prospectus supplement” mean the UBS prospectus supplement “Medium-Term Notes, Series A,” dated January 11, 2012. Terms used but not defined in this pricing supplement are defined in the accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Additional Provisions

LIBOR Reference Rate

“6-Month USD LIBOR” means, on any day during an interest period, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such day, which appears on Reuters Screen LIBOR01 Page (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks for U.S. dollars) as of 11:00 a.m., London time, on that day; provided that (i) 6-Month USD LIBOR with respect to any Saturday, Sunday or any other day that is not a business day will be the rate for 6-Month USD LIBOR for the immediately preceding business day and (ii) the rate for 6-Month USD LIBOR in effect on the fifth business day prior to any interest period end date for any interest period will apply with respect to each subsequent day until and including such interest period end date. If 6-Month USD LIBOR cannot be determined on a business day as described in the preceding sentence, then 6-Month USD LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that day, at which deposits in U.S. dollars for a period of six months are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that day, and in a representative amount. The calculation agent will request the principal London office of each of these four banks to provide a quotation of its rate. If at least two quotations are provided, 6-Month USD LIBOR for that day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, 6-Month USD LIBOR for that day will be the arithmetic mean of the rates for loans in U.S. dollars for a period of six months to leading

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European banks quoted, at approximately 11:00 A.M., in New York, New York, on that day, by three major banks selected by the calculation agent, beginning on that day and in a representative amount. If fewer than three banks selected by the calculation agent are quoting such U.S. dollar loans as described above, 6-Month USD LIBOR for the relevant day will be determined by the calculation agent, in a commercially reasonable manner and in its sole and absolute discretion.

“Representative amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

The amount of interest to be paid on the notes for an interest period will be equal to the product of (a) the principal amount of the notes, (b) the interest rate for that interest period and (c) the number of days in that interest period divided by 360 (with the number of days to be calculated on the basis of a 360-day year consisting of twelve 30-day months), subject to the LIBOR reference rate cutoff and the index cutoff.

UBS AG, London Branch, will serve as the initial calculation agent. We may change the calculation agent after the settlement date of the notes without notice. The calculation agent will make all determinations regarding 6-Month USD LIBOR, the index closing level, disrupted days (as defined in Annex A), discontinuance of or adjustments to the index, alterations of methods of calculation, the amount of any interest payment to which you may be entitled, payments on the notes due at maturity or any optional redemption date, business days, return period trading days, the interest rate and any other amounts payable in respect of your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

The notes will not be listed on any national securities exchange or automated quotation service.

Index: The S&P 500® Index

The S&P 500® Index (the “index”), which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P” or the “index publisher”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” and Annex A in this document and “Underlying Indices — The S&P 500® Index” in the accompanying prospectus supplement.

Index Closing Level

On any day during an interest period, the closing level of the index (or any successor index) on such day; provided that (i) the index closing level with respect to any Saturday, Sunday or any other day which is not a return period trading day will be the index closing level for the immediately preceding return period trading day, (ii) if a disrupted day with respect to the index occurs on any day the index closing level for such day will be the index closing level on the immediately preceding return period trading day on which no disrupted day has occurred, and (iii) the index closing level in effect on the fifth business day prior to any interest period end date will apply with respect to each subsequent day until and including such interest period end date. For more information about determining the index closing level or the closing level of a successor index, see Annex A. In certain circumstances, the index closing level shall be based on the alternate calculation of the index described under “Annex A — The S&P 500® Index — Discontinuance of the S&P 500® Index; Alteration of Method of Calculation.”

“Exchange” means New York Stock Exchange and NASDAQ National Market System.

“Related exchange” means all exchanges.

“Return period trading day” means a scheduled trading day (i) on which each exchange and each related exchange are open for trading during their respective regular trading sessions, notwithstanding such exchange or related exchange closing prior to its scheduled closing time; and (ii) which is not a disrupted day.

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“Scheduled trading day” means any day on which each exchange and related exchange are scheduled to be open for their respective regular trading sessions.

For more information regarding disrupted days with respect to the index, discontinuance of the index and alteration of the method of calculation, see “Annex A — The S&P 500® Index — Disrupted Day” and “— Discontinuance of the S&P 500® Index; Alteration of Method of Calculation” herein.

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Hypothetical Examples

The table below presents examples of the hypothetical quarterly interest rate that would accrue on the notes based on the total number of calendar days in an interest period on which the LIBOR reference rate is within the specified range and the index closing level is greater than or equal to the index barrier. The table assumes that the interest period contains 90 calendar days and an interest rate of 6.50% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual monthly interest rate and payments will depend on the actual number of calendar days in each interest period and the actual index closing level and LIBOR reference rate level on each day. The applicable interest rate for each quarterly interest period will be determined on a per-annum basis but will apply only to that interest period.

N	Hypothetical Interest Rate
0	0.0000%
30	2.1666%
60	4.3333%
90	6.5000%

Historical Information

LIBOR Reference Rate

The following graph sets forth the LIBOR reference rate for the period from February 1, 1997 to February 28, 2012. The historical performance of the LIBOR reference rate should not be taken as an indication of its future performance. We cannot give you any assurance that the LIBOR reference rate will be within the specified range on any day of any interest period. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold lines in the graph indicate the specified range of 0.00% to 6.00%.

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The S&P 500® Index

The following table sets forth the published high and low index closing levels, as well as end-of-quarter index closing levels, for each quarter in the quarterly periods from January 1, 2007 through December 31, 2011, and the period from January 1, 2012 through February 28, 2012. The graph following the table sets forth the daily closing levels of the index for the period from February 1, 1997 through February 28, 2012. The closing level of the index on February 28, 2012, was 1372.18. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical levels of the S&P 500® index should not be taken as an indication of future performance, and no assurance can be given as to the level of the index on any calendar day during the term of the notes. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the LIBOR reference rate.

S&P 500® Index	High	Low	Period End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter (through February 28, 2012)	1372.18	1277.06	1372.18

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The bold line in the graph indicates the index reference barrier of 890.

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Callable Range Accrual Notes Linked to 6-Month USD LIBOR and the Level of the S&P 500® Index due 2027

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the LIBOR reference rate and the index, and other events that are difficult to predict and beyond the Issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances. This section describes some of the most significant risks relating to an investment in the notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement before investing in the notes.

Yield Risk

♦

The notes are intended to be held to maturity. Your principal protection is subject to UBS’s creditworthiness and applies only if you hold your notes to maturity. Changes in the LIBOR reference rate and/or the index closing level could result in a substantial loss to you if you sell your notes in any secondary market that may develop prior to maturity. You will receive at least the minimum payment of 100% of the principal amount of your notes only if you hold your notes to maturity (or the optional redemption date, if the notes are called earlier). If you choose to sell your notes in the secondary market prior to maturity, the trading value of the notes will be affected by factors that interrelate in complex ways, including the level and direction of the LIBOR reference rate and the index, the anticipated level and potential volatility of the LIBOR reference rate and the index, the time remaining to the maturity of the notes, the creditworthiness of UBS and the availability of comparable instruments. In particular, to the extent the LIBOR reference rate is outside the specified range or the index closing level is less than the index barrier on any day, or the market perceives that the risk of this occurring increases, the trading price of the notes may be adversely affected. You should be willing to hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of notes sold.

♦

Your interest payments on the notes for any interest period are uncertain and could be relatively low amounts or even zero in periods where either the LIBOR reference rate is outside the specified range or the index closing level is less than the index barrier. The interest payable on the notes is uncertain and the maximum interest rate for any interest period is 6.50% per annum. However, for every day during an interest period on which the LIBOR reference rate is outside the specified range or the index closing level is less than the index barrier, no interest will accrue for that day and, therefore, the interest for that interest period will be reduced, and if, for every day in an interest period, the LIBOR reference rate is outside the specified range or the index closing level is less than the index barrier, the interest for that interest period will be zero. You will not earn interest for any day on which either the LIBOR reference rate is outside the specified range or the index closing level is less than the index barrier. If the LIBOR reference rate is outside the specified range or the index closing level is less than the index barrier on each day during an interest period, no interest will accrue on the notes for that interest period and, as a result, your return on the notes for that interest period will be zero and the return over the life of the notes could be significantly less than 6.50% or could even be zero. Fluctuations in the LIBOR reference rate and the index may make the value of the notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

♦

When the LIBOR reference rate cut-off provision or index cutoff provision applies for any day included in any applicable interest period, it is possible that no interest will accrue for the remainder of that interest period. For each of the five business days prior to any interest period end date, the LIBOR reference rate cut-off provision and the index cutoff provision will each apply so that the LIBOR reference rate and the index closing level for any such day will be determined on the rate cut-off date, i.e., the fifth business day prior to the relevant interest period end date that ends such interest period. Therefore, if the LIBOR reference rate on the rate cut-off date is outside the specified range or the index closing level is less than the index barrier, no interest will accrue for that day and for the remainder of the interest period,

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even if the actual LIBOR reference rate is within the specified range or the index closing level exceeds the index barrier on any day during that time.

♦

Information about historical values may not be indicative of future values. The “Historical Information” section above includes information about the historical levels of the LIBOR reference rate and the index, respectively. These historical levels have been furnished as a matter of information only, and you should not regard that information as indicative of the range of, or trends in, fluctuations in the LIBOR reference rate or the index closing level, as applicable, that may occur in the future. There are multiple factors that have and will continue to affect the LIBOR reference rate and the index. Fluctuations in the LIBOR reference rate and the index may make the value of the notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated. Such factors include:

♦	movements in the LIBOR reference rate or the index;

♦	the volatility of the index;

♦	general economic, financial, political or regulatory conditions;

♦	changes in, and volatility of, interest rates and/or stock prices generally;

♦	monetary policies of the Federal Reserve Bank; and

♦	inflation and expectations concerning.

Issuer Risk

♦

Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. The notes are unsubordinated, unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including interest and any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. In the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the notes.

Market Risk

♦

The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) changes in the level of the LIBOR reference rate, (ii) changes in the index closing level, (iii) volatility of the LIBOR reference rate, (iv) volatility of the index, (v) changes in interest and yield rates, interest rates and/or stock prices in the market generally, (vi) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the securities underlying the index, or equity markets generally, and that may affect the index, (vii) any actual or anticipated changes in the creditworthiness and credit ratings of UBS or credit spreads, (viii) time remaining to maturity, (ix) supply and demand for the notes, including inventory positions held by UBS Securities LLC or any other market maker, and (x) our right to redeem the notes. Primarily, to the extent that the LIBOR reference rate remains outside the specified range or the index closing level is less than the index barrier, the market value of the notes may decrease and you may receive substantially less than 100% of the Issue price if you wish to sell your notes at such time.

♦

We may redeem the notes prior to maturity. You may have reinvestment risk. We have the right to redeem the notes, in whole but not in part, on any interest payment date, commencing on the interest payment date falling on March 5, 2013 at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. If we redeem the notes prior to maturity, you will receive no further interest payments and may not be able to re-invest the proceeds at a favorable rate comparable to that of the notes.

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♦

The inclusion of commissions, compensation and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS or its affiliates is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions and compensation paid with respect to the notes and the costs of hedging our obligations under the notes that will be included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by UBS or its affiliates, as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

♦

The notes will not be listed on any securities exchange and secondary trading may be limited. You should be willing and able to hold your notes to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Sales in the secondary market may result in significant losses. UBS or its affiliates may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which UBS or its affiliates is willing to transact. If at any time UBS or its affiliates were not to make a market in the notes, it is likely that there would be no secondary market for the notes. We expect there will be little or no liquidity in the notes. The prices we or our affiliates may offer for the notes will be discounted to reflect our costs and, among other things, changes of, and volatility in, interest rates in the market.

Conflicts of Interest

♦

UBS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes, and may do so in the future. Any such research, opinions or recommendations could affect the LIBOR reference rate or the index or the market value of the notes. UBS and its affiliates publish research from time to time with respect to movements in interest rates and equity markets generally or the LIBOR reference rate or the index specifically and other matters that may influence the value of the notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the notes, the LIBOR reference rate and the index.

♦	No current research recommendation. Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the notes.

♦

Our business activities may create conflicts of interest. Trading activities related to short-term and long-term interest rate swaps and other instruments that may affect the LIBOR reference rate and/or the index closing level may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to the LIBOR reference rate or the index that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of the LIBOR reference rate and/or the index, could be adverse to the interests of the holders of the notes.

♦

There are potential conflicts of interest between you and the calculation agent. The calculation agent, which is a subsidiary of the Issuer, will make determinations with respect to the notes. UBS Securities LLC, the calculation agent, is an affiliate of the Issuer. Any determinations made by the calculation agent may adversely affect the payout to investors. Determinations made by the calculation agent, including with respect to the LIBOR reference rate, the index closing level, the occurrence or non-occurrence of disrupted days and the selection of a successor index or calculation of

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the index closing level in the event of a discontinuance of the index, may adversely affect the payout to you on the notes. See “Annex A — The S&P 500® Index — Disrupted Day” and “— Discontinuance of the S&P 500® Index; Alteration of Method of Calculation. The calculation agent will exercise its judgment when performing its functions.

♦

UBS and its affiliates have no affiliation with S&P, the index sponsor, and are not responsible for its public disclosure of information. We and our affiliates are not affiliated with the index sponsor (except for licensing arrangements discussed in Annex A of the accompanying prospectus supplement) and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the index. If the index sponsor discontinues or suspends the calculation of the index, it may become difficult to determine the market value of the notes and the interest payments. The calculation agent may designate a successor index in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the index exists, the payment you receive on any interest payment date may be determined by the calculation agent in its sole discretion. See “Annex A — Discontinuance of the S&P 500® Index; Alteration of Method of Calculation”. The index sponsor is not involved in the offer of the notes in any way and has no obligation to consider your interest as an owner of the notes in taking any actions that might affect the value of your notes.

♦

We have derived the information about the index sponsor and the index from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the index sponsor or the index. You, as an investor in the notes, should make your own independent investigation into the index sponsor and the index.

S&P 500® Index Specific Risk Factors

♦

Adjustments to the index could adversely affect the value of the notes. The publisher of the index can add, delete or substitute the stocks underlying the index (the “index constituent stocks”), and can make other methodological changes required by certain events relating to the index constituent stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the level of the index. Any of these actions could adversely affect the value of the notes. The publisher of the index may discontinue or suspend calculation or publication of the index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index. The calculation agent could have an economic interest that is different than that of investors in the notes insofar as, for example, the calculation agent is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates. If the calculation agent determines that there is no appropriate successor index, on any day on which the index closing level is to be determined, the index closing level for such day will be based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent, in accordance with the formula for calculating the index closing level last in effect prior to discontinuance of the index.

♦	No dividend payments. You will not receive any dividend payments or other distributions on the index constituent stocks.

♦

The return on your notes reflects a price return, not a total return. The return on your notes is based, in part, on the level of the index, which reflects the changes in the market prices of the index constituent stocks. This is known as a “price return” index or strategy. The return on your notes does not reflect a “total return” index or strategy, which would also reflect dividends paid on the index constituent stocks in addition to reflecting the price returns.

♦	You have no shareholder rights. As an investor in the notes, you will not have voting or any other rights with respect to the index constituent stocks.

♦

Investing in the notes is not equivalent to investing in the index constituent stocks. Investing in the notes is not equivalent to investing in the index constituent stocks. The return on your notes may not reflect the return you would realize if you actually owned the index constituent stocks.

♦

The notes are not insured by the FDIC or any other governmental agency. The notes are not deposit liabilities of UBS, and neither the notes nor your investment in the notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

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Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In connection with the sale of the notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swap, futures and option transactions or purchases and sales of securities before and after the settlement date of the notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the notes from time to time and payment on the notes at maturity. See “Risk Factors” beginning on page 8 for a discussion of these adverse effects.

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Supplemental Plan of Distribution

Pursuant to the terms of a distribution agreement, UBS has agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase from UBS, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. UBS Securities LLC, acting as agent for UBS, will receive a fee of $30 per $1,000 principal amount of notes and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $30 for each $1,000 principal amount of notes that Morgan Stanley Smith Barney LLC sells.

We expect to deliver the notes against payment therefor in New York, New York on March 5, 2012, which is the fourth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

In the future, we or our affiliates may repurchase and resell the offered notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes. UBS Securities LLC and/or its affiliates may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction for any notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 800-722-7370.

Tax Considerations

The following discussion summarizes for United States holders (as defined in the accompanying prospectus) certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This discussion assumes that the description of the notes in this pricing supplement is materially correct. This summary supplements the section “U.S. Tax Considerations” in the accompanying prospectus and the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement, and is subject to the limitations and exceptions set forth therein.

The tax treatment of your notes depends upon whether or not it is reasonably expected that the interest rate of the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front-Loaded or Back-Loaded”). We do not expect interest on the notes to be Front-Loaded or Back-Loaded and we intend to report payments on the notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes.

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In the opinion of Sullivan & Cromwell LLP, assuming the interest rate of the notes is not reasonably expected to be Front-Loaded or Back-Loaded, the notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. Except as noted below under “Alternative Treatment,” the rest of this discussion assumes that the notes will be subject to these rules.

Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. You will generally recognize gain or loss upon the sale, exchange, early redemption or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your notes. See discussion under “U.S. Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information. Except to the extent of amounts attributable to accrued but unpaid interest, which will be taxed as ordinary income, any gain or loss you recognize upon the sale, exchange, early redemption or maturity of your notes should be capital gain or loss and should be long-term capital gain or loss if you have held your notes for more than one year. For additional discussion of the rules applicable to variable rate debt instruments, see “U.S. Tax Considerations — Taxation of Debt Securities — Variable Rate Debt Securities” in the accompanying prospectus and “U.S. Federal Income Tax Considerations — Variable Rate Debt Instruments” in the accompanying prospectus supplement.

If you purchase the notes at a discount or a premium, you may be subject to the rules governing market discount as described under “U.S. Tax Considerations — Taxation of Debt Securities — Market Discount” or the rules governing premium as described under “U.S. Tax Considerations — Taxation of Debt Securities — Debt Securities Purchased at a Premium” in the accompanying prospectus. The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatments. If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front-Loaded or Back-Loaded, the Internal Revenue Service could treat your notes as debt instruments subject to the special tax rules governing contingent payment debt instruments. If these rules applied to your notes, you may be required to accrue into income an amount of interest during certain periods that exceeds the stated interest on your note for such periods and any gain that you recognize upon the sale of the notes would generally be treated as ordinary income.

In addition, it is possible that the Internal Revenue Service could determine that the notes should be subject to special rules for notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur. If your notes are subject to those rules, the notes would not be treated as variable rate debt instruments and you would be required to include the stated interest on your notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes. The rules for notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed under “U.S. Tax Considerations — Taxation of Debt Securities — Original Issue Discount — Debt Securities Subject to Contingencies Including Optional Redemption” in the accompanying prospectus.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

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Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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Annex A — The S&P 500® Index

The S&P 500® Index. The S&P 500® Index (the “index”), which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P” or the “index publisher”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “Underlying Indices — S&P 500® Index” in the accompanying index supplement.

Disrupted Day

“Disrupted day” means, in respect of the index, a scheduled trading day on which (a) a relevant exchange or any related exchange fails to open for trading during its regular trading session or on which there is, during the one hour prior to the actual closing time of the exchange or related exchange, a trading disruption or an exchange disruption in respect of the index which is (in the determination of the calculation agent) material, or (b) early closure occurs. If a disrupted day occurs in respect of a security included in the index at any time, then the relevant percentage contribution of that security to the level of the index shall be based on the comparison of (x) the portion of the level of the index attributable to that security and (y) the overall level of the index in each case immediately before the occurrence of such disrupted day.

“Early closure” means where there is a closure of a relevant exchange relating to securities that comprise 20 per cent or more of the level of the index or related exchange prior to its scheduled closing time with less than one hour’s (which shall exclude, where relevant, any time period when the exchange or related exchange is closed between the end of the morning trading session and the start of the afternoon trading session) notice prior to the actual time of closure or the deadline for inputting orders to execute trades at the closing time of the exchange or related exchange.

“Exchange disruption” means any event (other than an early closure) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for, the shares that comprise 20 per cent or more of the level of the index on the exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on the related exchange.

“Scheduled closing time” means in respect of an exchange or related exchange and a scheduled trading day, the scheduled weekday closing time of the exchange or related exchange on such scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Trading disruption” means any suspension of or limitation imposed on trading by a relevant exchange or related exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the exchange or related exchange or otherwise (i) relating to the shares that comprise 20 per cent or more of the level of the index on the exchange, or (ii) in futures or options contracts relating to the index on the related exchange.

Discontinuance of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the index and S&P or another entity (including the agent) publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a “successor index”), then any subsequent index closing level shall be determined by reference to the published level of such successor index at the regular weekday close of trading on any return period trading day that the index closing level is to be determined.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the trustee, to the issuer and to The Depository Trust Company (“DTC”), as holder of the notes, within three business days of such selection. We expect that such notice will be made available to you, as a beneficial owner of the notes, as applicable, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the publication of the index is discontinued and such discontinuance is continuing at any time when an index closing level is to be determined and the calculation agent determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the index closing level at such time in accordance with the formula for calculating the index last in effect prior to such discontinuance, without rebalancing or substitution, using the price at

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such time (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the price that would have prevailed but for such suspension or limitation) of each security most recently comprising the index on the relevant exchange. Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of the notes.

If at any time the method of calculating the index or a successor index, or the level thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that such index does not, in the sole opinion of the calculation agent, fairly represent the value of the index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at any time at which the index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to the index or a successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will determine the index closing level, as adjusted. Accordingly, if the method of calculating the index or a successor index is modified so that the level of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust such index in order to arrive at a level of the index or such successor index as if it had not been modified (i.e., as if such split had not occurred).

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